Exhibit 4.12

CONVERSION AGREEMENT

This Agreement executed on March 8, 2006 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Vesna Petrovic (the “Consultant”), with an address at 421 San Vicente Blvd., Santa Monica, CA 90402.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered his professional product, PreHistin, packaging design, production and print coordination services to the Company. The Consultant has submitted to the Company an invoice totaling $4,500 (four thousand five hundred dollars). The Parties hereby agree to convert $4,500 (four thousand five hundred dollars), the full amount of this obligation of the Company, into 3,000 (three thousand) fully-paid and non-assessable free trading shares, at the conversion rate of $1.50 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (Vesna Petrovic)

/s/ Chaslav Radovich	/s/ Vesna Petrovic
Chaslav Radovich President/CEO	Vesna Petrovic